VOCE ISSUES STATEMENT REGARDING ARGO PROXY CONTEST

Believes Lobbying Effort by Argo Resulted in Two State Departments of Insurance Revoking Previously-Granted Approvals for Voce’s Proxy Solicitation

Argo’s Underhanded Tactics Underscore its Culture of Deception and Entrenchment

Given Cloud of Uncertainty as to Whether Voce’s Proxies Will be Counted, Voce has No Choice but to Withdraw Nominations for 2019 Annual Meeting

Urges Shareholders to vote AGAINST Company’s Nominees on the White Proxy Card

Voce is Reviewing All Available Legal, Regulatory and Other Options Available to Protect Shareholder Rights

San Francisco, CA (May 21, 2019) – Voce Capital Management LLC (“Voce”), the beneficial owner of approximately 5.6% of the shares of Argo Group International Holdings, Ltd. (NYSE: ARGO) (“Argo” or the “Company”), today issued the following statement to its fellow shareholders in connection with the Company’s upcoming 2019 Annual Meeting of Shareholders (the “Annual Meeting”):

“Earlier this year, Voce sought and obtained regulatory approval for its proxy solicitation at Argo from all relevant state Departments of Insurance (‘DOI’). Despite the fact that the solicitation of limited, narrow proxies in connection with an annual meeting of shareholders in an effort to elect fully-independent Director nominees in no way constitutes ‘control’ of Argo by Voce, we nonetheless cooperated with the state DOI procedures, responding to all inquiries posed and submitting extensive documentary information in support of our position. As a result, every state – Illinois, New York, Ohio, Pennsylvania and Virginia – granted approval for us to proceed prior to the filing of our definitive proxy statement on April 12, 2019.

However, we have recently been advised by two states that they have now flip-flopped, at the 11th hour, revoking their prior approvals and casting doubt on our ability to proceed; Virginia became the second state to do so, in a letter dated yesterday. Argo’s active role in lobbying the various DOI is clear and irrefutable. We believe that the officials reversed their previously well-founded positions as a result of Argo’s misinformation. In fact, Virginia explicitly stated in its letter to us that it had ‘considered additional materials and information provided by Argo’ in rescinding its previous approval.

Argo’s actions are reprehensible. Unfortunately, this behavior is not surprising, and it underscores everything we suspected about the Company – including its penchant for using underhanded tactics and manipulating its complex corporate machinery for the benefit of the Board and management at the expense of shareholders. At every step of the way, Argo seems to have expended enormous amounts of time, effort and shareholder capital in what appears to be desperation to prevent any independent oversight or outside observation of its practices. What is Argo hiding?

But most importantly, Argo’s Board has now disenfranchised its shareholders by helping foment uncertainty as to whether votes cast against it at the Annual Meeting will even be counted. For example, the Illinois DOI has threatened to “pursue injunctive relief and/or to seek the voiding of any proxy votes cast,” should our contest proceed. The implications of this should send a chill down the spine of not only Argo shareholders but owners of any insurance company and, frankly, anyone who cares about corporate governance.

Given these disturbing, last-minute developments, it is clear there is a cloud of uncertainty hanging over the Annual Meeting and its potential outcome. Accordingly, we have no choice but to withdraw our nominations for election of directors at the Annual Meeting, and cease soliciting proxies therefor. In the meantime, we plan to register our dissatisfaction with the Company’s outrageous actions by voting AGAINST the election of Argo’s five Class III directors on the Company’s WHITE proxy card. At this time, many of the Company’s largest shareholders have yet to cast their votes, and we encourage them to follow our lead and withhold their votes on the Company’s card.

Voce’s campaign to date has shined a klieg light on the myriad governance failings at Argo. Both leading proxy advisory firms, Institutional Shareholder Services Inc. and Glass Lewis & Co., found Argo’s governance deficient in many respects. We sincerely appreciate the support we have received from many of our fellow shareholders, as well as a number of Argo employees, over the course of this campaign.

Moving forward, we are evaluating all potential legal remedies for this situation, including potentially requisitioning a Special General Meeting. We continue to believe in Argo’s potential to deliver far greater value for its shareholders, and look forward to continuing our efforts to right the ship at Argo.”

About Voce Capital Management LLC

Voce Capital Management LLC is a fundamental value-oriented, research-driven investment adviser founded in 2011 by J. Daniel Plants.  The San Francisco-based firm is 100% employee-owned.

Cautionary Statement Regarding Forward-Looking Statements

All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are "forward-looking statements," which are not guarantees of future performance or results, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements.  The projected results and statements contained in this press release that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different.   In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results.  Voce disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate.  Voce has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties.

Investor Contact:

Okapi Partners LLC

Bruce H. Goldfarb / Patrick J. McHugh

(212) 297-0720 or Toll-free (877) 259-6290

info@okapipartners.com

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

(212) 486-9500

dzacchei@sloanepr.com / jgermani@sloanepr.com